

January 26, 2023

Eric Schlorff
Chief Executive Officer
SeaStar Medical Holding Corp
3513 Brighton Blvd, Suite 410
Denver, CO 80216

Re: SeaStar Medical Holding Corp
Registration Statement on Form S-1
Filed January 20, 2023
File No. 333-269338

Dear Eric Schlorff:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jordan Nimitz at 202-551-5831 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services